EXHIBIT 12.1
PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine
	Months Ended
	September 30,	Year Ended December 31,
(in millions)	2017	2016	2015	2014	2013	2012
Earnings:
Net income	$1,491	$1,402	$862	$1,433	$866	$811
Income tax provision (benefit)	394	70	(19)	384	326	298
Fixed charges	1,177	1,417	1,260	1,176	971	891
Total earnings	$3,062	$2,889	$2,103	$2,993	$2,163	$2,000
Fixed charges:
Interest on short-term borrowings
and long-term debt, net	$1,148	$1,363	$1,208	$1,125	$917	$834
Interest on capital leases	2	3	4	6	7	9
AFUDC debt	27	51	48	45	47	48
Total fixed charges	$1,177	$1,417	$1,260	$1,176	$971	$891
Ratios of earnings to fixed charges	2.60	2.04	1.67	2.55	2.23	2.24

Note:
For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to fixed charges, "earnings" represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest).  "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements.  Fixed charges exclude interest on tax liabilities.